Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 24, 2009 (February 19, 2010 as to the effect of the October 3, 2009 adoption of the new accounting standard requiring retrospective application), relating to the financial statements and financial statement schedule of Mindspeed Technologies, Inc. (which report expressed an unqualified opinion and included an explanatory paragraph regarding the retrospective adjustment to the consolidated financial statements for the adoption of Accounting Standards Codification Subtopic 470-20, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)), appearing in the Current Report on Form 8-K of Mindspeed Technologies, Inc. filed February 22, 2010.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, CA
June 25, 2010